Corning Natural Gas Holding Corporation

330 West William Street

Corning, New York 14830

August 5, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Corning Natural Gas Holding Corporation

Post Effective Amendments No. 3 and 4 to Registration Statement on Form S-3

Filed July 30 and 31, 2020

File No. 333-240186

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Corning Natural Gas Holding Corporation (the “Company”) respectfully requests withdrawal, effective immediately, of its Post Effective Amendments No. 3 and 4 to Registration Statement on Form S-3 (File No. 333-240186) filed with the United States Securities and Exchange Commission (the “Commission”) on July 30 and 31, 2020 (together, the “Registration Statement”).

Although the Registration Statement is a post effective amendment relating to a dividend reinvestment plan, due to a clerical error the Company filed the Registration Statement as an S-3 instead of S-3DPOS. The Company intends to re-file the Registration Statement as an S-3DPOS as soon as the withdrawal is effective. The Company has not sold any securities in connection with the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission consent to this application for withdrawal of the Registration Statement. It is the Company’s understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after that date, the Company receives notice from the Commission that this application will not be granted. Please direct questions with respect to this matter to:

Christopher J. Hubbert

Kohrman Jackson & Krantz LLP

1375 East Ninth Street, 29th Floor

Cleveland, Ohio 44114

216-736-7215

CJH@KJK.com

Thank you for your attention to this matter.

Sincerely,

/s/ Michael I. German

President and Chief Executive Officer